UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2021

II-VI Incorporated

(Exact Name of Registrant as Specified in Charter)

PENNSYLVANIA	001-39375	25-1214948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056

(Address of Principal Executive Offices) (Zip Code)

(724) 352-4455

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	IIVI	Nasdaq Global Select Market
Series A Mandatory Convertible Preferred Stock, no par value	IIVIP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On March 8, 2021, II-VI Incorporated (“II-VI”) issued a press release announcing that it delivered a revised proposal to the board of directors of Coherent, Inc. (“Coherent”) to acquire all of the outstanding shares of Coherent common stock for per share consideration of $170.00 in cash and 1.0981 shares of II-VI common stock, and that the Coherent board has informed II-VI that it deems II-VI’s revised proposal superior to Coherent’s merger agreement with Lumentum Holdings Inc. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Forward-looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to II-VI’s performance on a going-forward basis. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

II-VI believes that all forward-looking statements made by it in this release have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this communication include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020; (iii) the purchasing patterns of customers and end-users; (iv) the timely release of new products, and acceptance of such new products by the market; (v) the introduction of new products by competitors and other competitive responses; (vi) II-VI’s ability to integrate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs and uncertainties associated with such acquisitions and integration efforts; (vii) II-VI’s ability to devise and execute strategies to respond to market conditions; (viii) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics and outbreaks that may arise; (ix) the outcome of any discussions between II-VI and Coherent with respect to a possible transaction, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any transaction will be materially different from those described herein; (x) the conditions to the completion of the proposed transaction, including the receipt of any required stockholder and regulatory approvals; (xi) II-VI’s ability to finance the proposed transaction with Coherent and the substantial indebtedness II-VI expects to incur in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; (xii) the possibility that II-VI may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of II-VI; and (xiii) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the proposed transaction. II-VI disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that II-VI has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, II-VI (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document II-VI and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of II-VI and/or Coherent, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI through the web site maintained by the SEC at www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

Participants in the Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, II-VI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about II-VI’s executive officers and directors in II-VI’s proxy statement for its 2020 annual meeting, which was filed with the SEC on September 29, 2020 and in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on August 26, 2020. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available.

Item 9.01. Financial Statements and Exhibits.

(d)    Exhibits

99.1	Press Release dated March 8, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

Date: March 8, 2021	By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

Exhibit 99.1

II-VI	PRESS RELEASE	II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

II-VI Incorporated Revises Proposal to Acquire Coherent

Coherent’s Board Deems II-VI Proposal Superior

PITTSBURGH, Mar. 8, 2021 (GLOBE NEWSWIRE) – II-VI Incorporated (Nasdaq: IIVI), a global leader in engineered materials and optoelectronic components, delivered to Coherent Inc.’s (Nasdaq: COHR) Board of Directors on March 5, 2021 a revised proposal to acquire all outstanding shares of Coherent in a cash and stock transaction. Under the terms of the revised proposal, Coherent’s shareholders would receive $170.00 in cash and 1.0981 II-VI common shares for each Coherent share, which implies a total enterprise value of $6.5 billion and total per share consideration of $260.00 based on the 10-day volume weighted average price (VWAP) of II-VI shares as of March 5, 2021. Coherent’s Board of Directors has informed II-VI that it deems II-VI’s revised proposal superior to Coherent’s merger agreement with Lumentum Holdings Inc.

II-VI’s revised proposal includes multiple enhancements from its February 12, 2021 offer, including fully committed debt financing from J.P. Morgan Securities LLC and a $1.5 billion equity investment by an affiliate of Bain Capital in the combined company. The Bain Capital investment will allow the company to significantly reduce leverage. Pro forma for the transaction, II-VI anticipates total debt of approximately $4.2 billion and net debt of approximately $3.7 billion at closing. In connection with the investment, Steve Pagliuca, Co-Chairman of Bain Capital, is expected to join the II-VI board upon closing.

Following extensive due diligence, II-VI now expects the combined companies to achieve run-rate cost synergies of $250 million annually within 36 months, with approximately 60% from cost of goods sold and 40% from operating expenditures. II-VI continues to expect the transaction will be accretive to non-GAAP EPS in the second year following closing.

“We are pleased that Coherent’s Board has deemed our offer a Company Superior Proposal and we stand ready to execute a merger agreement in the coming days,” said Dr. Vincent D. Mattera, Jr., Chief Executive Officer of II-VI. “Together, II-VI and Coherent will leverage our combined technology platforms for a broad range of laser-enabled end markets, while fulfilling our vision of a world transformed through innovations vital to a better life today and sustainability of future generations. In particular, the combination will allow us to accelerate our growth by offering compelling integrated laser solutions for electric vehicle production lines, laser additive manufacturing, aerospace & defense, and life sciences.”

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II-VI	PRESS RELEASE	II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

Steve Pagliuca stated, “Our team at Bain Capital has been working alongside the II-VI team to understand the compelling benefits of this transformative business combination. We are extremely excited about the prospects for the combined II-VI and Coherent company, and I look forward to joining the II-VI board of directors.”

Allen & Company LLC and J.P. Morgan Securities LLC are acting as II-VI’s financial advisors, and Wachtell, Lipton, Rosen & Katz and K&L Gates are serving as legal advisors.

About II-VI Incorporated

II-VI Incorporated, a global leader in engineered materials and optoelectronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in communications, materials processing, aerospace & defense, semiconductor capital equipment, life sciences, consumer electronics, and automotive markets. Headquartered in Saxonburg, Pennsylvania, the Company has research and development, manufacturing, sales, service, and distribution facilities worldwide. The Company produces a wide variety of application-specific photonic and electronic materials and components, and deploys them in various forms, including integrated with advanced software to support our customers. For more information, please visit us at www.ii-vi.com.

Forward-looking Statements

This press release contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to the Company’s performance on a going-forward basis. The forward-looking statements in this press release involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made by it in this release have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this press release include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020; (iii) the purchasing patterns of customers and end-users; (iv) the timely release of new products, and acceptance of such new products by the market; (v) the introduction of new products by competitors and other competitive responses;

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II-VI	PRESS RELEASE	II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

(vi) the Company’s ability to integrate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs and uncertainties associated with such acquisitions and integration efforts; (vii) the Company’s ability to devise and execute strategies to respond to market conditions; (viii) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics and outbreaks that may arise; (ix) the outcome of any discussions between the Company and Coherent (“Coherent”) with respect to a possible transaction, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any transaction will be materially different from those described herein; (x) the conditions to the completion of the proposed transaction, including the receipt of any required stockholder and regulatory approvals; (xi) the Company’s ability to finance the proposed transaction with Coherent and the substantial indebtedness the Company expects to incur in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; (xii) the possibility that the Company may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; and (xiii) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the proposed transaction. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that II-VI has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, II-VI (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document II-VI and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY

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II-VI	PRESS RELEASE	II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of II-VI and/or Coherent, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI through the web site maintained by the SEC at www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

Participants in the Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, II-VI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about II-VI’s executive officers and directors in II-VI’s proxy statement for its 2020 annual meeting, which was filed with the SEC on September 29, 2020 and in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on August 26, 2020. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

CONTACTS:

Investors

Mary Jane Raymond

Chief Financial Officer

investor.relations@ii-vi.com

www.ii-vi.com/contact-us

Media

Sard Verbinnen & Co

George Sard/Jared Levy/David Isaacs

II-VI-SVC@sardverb.com

# # #

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